WPCS INTERNATIONAL INCORPORATED

521 RAILROAD AVENUE

SUISUN CITY, CA 94585

January 27, 2017

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Courtney Lindsay

Re:	WPCS International Incorporated Registration Statement on Form S-3 Filed January 25, 2017 File No. 333-215729

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 AM Eastern Standard Time on January 31, 2017, or as soon thereafter as is practicable.

Very truly yours,

WPCS INTERNATIONAL INCORPORATED

By:	/s/ David Allen
David Allen
Chief Financial Officer

cc:	Robert S. Matlin, Esq. Jonathan M. Barron, Esq.